As filed with the Securities and Exchange Commission on May 30, 2024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Cynthia R. Beyea, Esq.
Dechert LLP
1095 6th Ave,
New York, NY 10036
Tel: (212) 698-3500
Fax: (212) 698-3599

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1
SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 22, 2024 (the “Schedule TO”) by Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in the State of Maryland (the “Company”), relating to the offer by the Company to purchase up to 1,347,196 shares of its issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which amount represents 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year ended June 30, 2023). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”). The Offer expired at 4:00 p.m., Eastern Time, on May 1, 2024, and a total of 1,746,750 Shares were validly tendered and not withdrawn as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with Rule 13e-4(f), the Company determined to accept for purchase an additional 0.7% of its outstanding Shares (the “Additional Shares”). In accordance with the terms of the Offer and Rule 13e-4(f), the Company purchased all 1,746,750 Shares validly tendered and not withdrawn, which includes the Additional Shares, at a price equal to $10.77 per Share, for an aggregate purchase price of approximately $18,812,500. The purchase price per Share was equal to the net asset value per Share as of April 30, 2024. All Shares tendered by each shareholder who participated in the tender offer were repurchased by the Company.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2024

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated March 22, 2024.*
99(a)(1)(B)	Letter of Transmittal (including Instructions to Letter of Transmittal).*
99(a)(1)(C)	Notice of Tender Cancellation.*
99(a)(1)(D)	Letter to Stockholders, dated March 22, 2024.*
EX-FILING FEES	Calculation of Filing Fees Table.*

*Previously filed with the Schedule TO on March 22, 2024.